UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)


                         Espey Mfg. & Electronics Corp.
                                (Name of Issuer)

                   Common Stock, par value $.33-1/3 per share
                         (Title and Class of Securities)

                                   296650 10 4
                                 (CUSIP Number)

                                October 23, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]   Rule 13d-1(b)
     [ X ]   Rule 13d-1(c)
     [   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 296650 10 4


1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only)

         Barry Pinsley
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group             (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
                   5.      Sole Voting Power
                                                                       4,136.4
Number of Shares   -------------------------------------------------------------
Beneficially       6.      Shared Voting Power
Owned by Each                                                           77,461
Reporting Person   -------------------------------------------------------------
With               7.      Sole Dispositive Power
                                                                       4,136.4
                   -------------------------------------------------------------
                   8.      Shared Dispositive Power
                                                                        77,461
                   -------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      81,597.4
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
                                                                          7.38%
--------------------------------------------------------------------------------
12.      Type of Reporting Person
                                                                             IN
------------------ -------------------------------------------------------------

CUSIP No. 296650 10 4


--------------------------------------------------------------------------------
1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only)
        Trust Under Will of Ruth Pinsley - 146181848
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group              (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        New York
--------------------------------------------------------------------------------
                   5.      Sole Voting Power
                                                                           0
Beneficially       -------------------------------------------------------------
Owned by Each      6.      Shared Voting Power
Reporting Person                                                      77,461
With               -------------------------------------------------------------
                   7.      Sole Dispositive Power
                                                                           0
                   -------------------------------------------------------------
                   8.      Shared Dispositive Power
                                                                      77,461
                   -------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      77,461
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
                                                                        7.01%
--------------------------------------------------------------------------------
12.     Type of Reporting Person
                                                                          OO
--------------------------------------------------------------------------------

Item 1.

(a)      Name of Issuer:

         Espey Mfg. & Electronics Corp. (the "Issuer")

(b)      Address of Issuer's Principal Executive Offices:

         233 Ballston Avenue
         Saratoga Springs, New York 12866

Item 2.

(a)      Name of Person Filing:

         (i)      Barry Pinsley ("Mr. Pinsley").
         (ii)     Trust Under Will of Ruth Pinsley (the "Trust").

(b)      Address of Principal Business Office:

         (i)      58 Washington Street, Saratoga Springs, New York 12866.
         (ii)     58 Washington Street, Saratoga Springs, New York 12866.

(c)      Citizenship or Place of Organization:

         (i)      United States of America
         (ii)     New York


(d)      Title and Class of Securities:

         Common stock, par value $.33-1/3 per share (the "Common Stock")

(e)      CUSIP Number:

         296650 10 4

Item 3.

         N/A

Item 4.  Ownership

         This Schedule is being filed on behalf of Mr. Pinsley and the Trust Under Will of Ruth Pinsley. Mr. Pinsley, as trustee of the Trust, may be deemed to be the beneficial owner, as defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the Common Stock owned by the Trust. Mr. Pinsley disclaims beneficial ownership of all Common Stock owned by the Trust.

(a)       Amount Beneficially Owned:

         (i)      Pinsley           81,597.4
         (ii)     Trust             77,461

(b)       Percent of Class:

         (i)      Pinsley           7.38%
         (ii)     Trust             7.01%

(c) Number of Shares as to which such person has:

         (i)      Sole power to vote or direct the vote
                  Pinsley           4,136.4
                  Trust                 0

         (ii)     Shared power to vote or direct the vote
                  Pinsley           77,461
                  Trust             77,461

         (iii)    Sole power to dispose or direct the disposition of
                  Pinsley           4,136.4
                  Trust                 0

         (iv)     Shared power to dispose or direct the disposition of
                  Pinsley           77,461
                  Trust             77,461

Item 5.           Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

         Sol Pinsley, a lifetime beneficiary under the Trust, is entitled to receive dividends on the Common Stock held by the Trust. Upon distribution of the trust assets, the beneficiaries under the Trust will be entitled to the Common Stock held by the Trust.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                 N/A

Item 8.          Identification and Classification of Members of the Group

                 N/A

Item 9.          Notice of Dissolution of Group

                 N/A

Item 10.         Certification

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated: November 3, 1998                          /s/ Barry Pinsley
                                                 -----------------
                                                 Barry Pinsley



                                            TRUST UNDER WILL OF RUTH PINSLEY


Dated: November 3, 1998                     By:  /s/ Barry Pinsley
                                                 -----------------
                                                 Barry Pinsley
                                                 Trustee

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached
Schedule 13-G and to all amendments to such statement and that such statement and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on the 3rd day of November, 1998.



                                            /s/ Barry Pinsley
                                            -----------------
                                            Barry Pinsley



                                            TRUST UNDER WILL OF RUTH PINSLEY


                                        By: /s/ Barry Pinsley
                                            -----------------
                                            Barry Pinsley
                                            Trustee